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SECUR 07003489 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26602

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7100 W. Center Rd
(No. and Street)

Omaha (City) NE (State) 68106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Nagengast, EVP, CFO, COO (402)399-9111, ext 2247 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, L.L.P.
(Name – *if individual, state last, first, middle name*)

220 S. Sixth St, Ste 1400 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, James D. Nagengast, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities America, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EVP, CFO, and COO

Title

Notary Public

GENERAL NOTARY - State of Nebraska
TERRENCE V. LILLA
My Comm. Exp. Oct. 21, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENTS OF FINANCIAL CONDITION

Securities America, Inc.
December 31, 2006 and 2005
With Report of Independent Registered Public Accounting Firm

Securities America, Inc.

Statements of Financial Condition

December 31, 2006 and 2005

Contents

0701-0797713

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Securities America, Inc.

We have audited the accompanying statements of financial condition of Securities America, Inc. (the Corporation) as of December 31, 2006 and 2005. These statements of financial condition are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. We were not engaged to perform an audit of the Corporation's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of the Corporation at December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 23, 2007

Securities America, Inc.

Statements of Financial Condition

	December 31	
	2006	**2005**
Assets		
Cash and cash equivalents	**$ 40,030,853**	$ 28,639,833
Securities owned, at market value	**209,760**	476,844
Commissions receivable	**14,828,091**	12,188,972
Agents balances and other receivables, net of allowance of $75,000 in 2006 and 2005	**3,491,945**	3,228,064
Notes receivable – agents, net of allowance of $50,000 in 2006 and 2005	**2,010,705**	1,838,274
Prepaid expenses	**1,796,395**	997,462
Due from affiliates	**11,257,638**	4,151,040
Goodwill (net of accumulated amortization of $8,750,000)	**26,250,000**	26,250,000
Deferred income taxes	**7,603,877**	1,989,286
Income taxes receivable from affiliate	**4,662,076**	–
Other assets	**500,565**	415,908
Total assets	**$112,641,905**	$ 80,175,683
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	**$ 15,636,528**	$ 13,850,544
Securities sold, not yet purchased, at market value	**176,648**	389,447
Accrued expenses and other liabilities	**34,160,495**	8,688,724
Income taxes payable to affiliate	**–**	899,004
Total liabilities	**49,973,671**	23,827,719
Stockholder's equity:		
Common stock, $1 par value:		
Authorized shares – 200		
Issued and outstanding shares – 100	**100**	100
Additional paid-in capital	**75,024,266**	50,024,266
(Accumulated deficit) retained earnings	**(12,356,132)**	6,323,598
Total stockholder's equity	**62,668,234**	56,347,964
Total liabilities and stockholder's equity	**$112,641,905**	$ 80,175,683

See accompanying notes.

Securities America, Inc.

Notes to Financial Statements

December 31, 2006 and 2005

1. Summary of Significant Accounting Policies

General

Securities America, Inc. (the Corporation) is a wholly owned subsidiary of Securities America Financial Corporation, Inc. (SAFC), which is wholly owned by Ameriprise Financial, Inc. (Ameriprise Financial). Prior to August 1, 2005, Ameriprise Financial was known as American Express Financial Corporation. Ameriprise Financial changed its name on August 1, 2005, as a consequence of the plans announced by American Express Company (American Express) on February 1, 2005, to pursue a spin-off of the businesses now being operated under the Ameriprise Financial name. The separation from American Express was effective on September 30, 2005. As such, Ameriprise Financial and its subsidiaries are no longer affiliated with American Express. Ameriprise Financial and American Express are independent companies, with separate public ownership, boards of directors, and management.

The Corporation is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (NASD). The Corporation provides securities distribution and brokerage services to the general public. The Corporation also offers an array of financial service products, including both equity and debt securities and variable annuity insurance products, through a network of independent contractor-brokers. The Corporation operates on a fully-disclosed basis and is exempt from provisions of Securities and Exchange Commission (SEC) Rule 15c3-3.

The Corporation executes and clears trades through unaffiliated brokerage firms National Financial Services LLC and Pershing LLC (the clearing brokers).

Use of Estimates

In preparing the statements of financial condition in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and contingent liabilities at the date of the statements of financial condition. Management believes that the estimates utilized in preparing its statements of financial condition are reasonable and prudent. Actual results could differ from those estimates.

1. Summary of Significant Accounting Policies (continued)

Cash Equivalents

The Corporation considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

Financial Instruments

Substantially all of the Corporation's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, and certain receivables, are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities, including securities sold, not yet purchased and certain payables, are carried at fair value or contracted amounts approximating fair value.

Securities Transactions

Customer securities transactions are recorded on a settlement-date basis, while the related commission revenues and expenses are accrued on a trade-date basis. Customer security transactions executed, but unsettled, are reflected in commissions receivable and payable. Securities transactions of the Corporation are recorded on a trade-date basis. Securities owned are valued at quoted market values, and securities not readily marketable are valued at fair value as determined by the Board of Directors.

The Corporation has agreed to indemnify the clearing brokers for losses that it may sustain from customer accounts introduced by the Corporation. At December 31, 2006 and 2005, there were no amounts to be indemnified to the clearing brokers for customer accounts.

Long-Lived Assets

The Corporation reviews goodwill for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such cases, the estimated fair value of goodwill is determined using various analytical techniques. Should such an assessment indicate that the value of goodwill is impaired, an impairment loss is recognized for the difference between the carrying value of the asset and its estimated fair value. No impairment losses were identified as a result of the Corporation's impairment tests performed in 2006 and 2005.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Corporation accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Recent Accounting Pronouncements

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*. FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Corporation's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006, and is to be applied to all open tax years as of the effective date. At this time, management does not believe that the adoption of FIN 48 will have a significant impact on the Corporation's statements of financial condition.

2. Notes Receivable – Agents

The notes receivable balance is comprised of unsecured non-interest-bearing and interest-bearing loans to the Corporation's independent representatives, which have various schedules for repayment. The notes mature at various dates through 2012. The Corporation also provides for an allowance for doubtful accounts on its receivables from independent representatives based on historical collection experience. Further, the Corporation is continually evaluating its receivables for collectibility and possible write-off where a loss is deemed possible.

3. Related-Party Transactions

The Corporation periodically advances excess funds to its affiliates or has amounts payable to affiliates for goods or services acquired through the affiliate. The transactions recorded with the Corporation's affiliates may not necessarily be representative of a transaction recorded at arm's length.

Amounts due from (to) affiliates of the Corporation as of December 31, 2006 and 2005, are as follows:

	2006	2005
SAFC	**$ 1,590,696**	$ 4,151,040
Securities America Advisors, Inc. (SAA)	**9,666,942**	–
Ameriprise Financial (income taxes)	**4,662,076**	(899,004)

4. Income Taxes

Temporary differences giving rise to a net deferred tax asset of $7,603,877 and $1,989,286 at December 31, 2006 and 2005, respectively, consist primarily of the allowance for uncollectible receivables and accrued liabilities not currently deductible for income tax purposes.

The Corporation has reviewed the components of the deferred tax assets and has determined that no valuation allowance is deemed necessary based on management's expectations of future taxable income.

5. Employee Benefit Plan

Employees who meet certain eligibility requirements participate in a 401(k) profit sharing plan sponsored by SAFC. Employee contributions are fully vested at all times. Discretionary employer contributions are fully vested after six years of service.

6. Leases

The Corporation has noncancelable operating leases, primarily for office space, the last of which expires in 2011. Future minimum payments under these leases, as of December 31, 2006, are as follows:

2007	$ 360,306
2008	117,266
2009	39,805
2010	21,615
2011	1,806
	$ 540,798

7. Net Capital

The Corporation, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1 or the Rule) of the Securities Exchange Act of 1934 and is required to maintain minimum net capital, as defined in the Rule. The Corporation uses the alternative method, as permitted by the Rule, which requires that the Corporation maintain minimum net capital equal to $250,000. Net capital may fluctuate on a daily basis. As of December 31, 2006 and 2005, the Corporation had net capital of $1,949,250 and $14,857,233, respectively, and excess net capital of $1,699,250 and $14,607,233, respectively.

8. Commitments and Contingencies

The Corporation is subject to a number of legal matters arising in the normal course of business. On May 15, 2006, a NASD panel issued a decision regarding customer claims relating to suitability, disclosures, supervision, and certain other sales practices in an arbitration proceeding captioned *Wayland Adams et al. vs. David McFadden and Securities America, Inc.* (SAI) (brought by a group of 44 claimants). The arbitrators ruled against SAI and its former registered representative. Other clients of this former registered representative have presented claims which are pending.

8. Commitments and Contingencies (continued)

On December 22, 2006, an NASD panel issued a decision regarding customer claims related to suitability, disclosures, supervision, and certain other sales practices in an arbitration proceeding captioned *Thomas and Patricia Cain et al. vs. Securities America, Inc., Robert P. Gormly et al.* (brought by three claimant groups). The arbitrators ruled against SAI and its former registered representative. Other clients of this former registered representative have presented claims which are pending.

Management has established accruals for potential losses that are probable and reasonably estimable. While the ultimate results of the Corporation's litigation cannot be determined, management does not expect that the ultimate resolution of these matters will have a material adverse effect on the statements of financial condition of the Corporation.

In the normal course of business, the Corporation's activities involve, through its clearing brokers, various securities transactions. These activities may expose the Corporation to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

9. Regulatory Actions

The Corporation is the subject of regulatory proceedings brought forth by the NASD. These proceedings relate to the receipt of directed brokerage commissions, supervision of variable annuity sales, sales practices regarding transactions in mutual fund class B and C shares, and TRACE (Trade Reporting and Compliance Engine) reporting. With respect to the directed brokerage commissions proceeding, the Corporation agreed to participate in a settlement with the NASD in 2005. In 2006, the Corporation agreed to pay a fine with respect to its supervision of former representative David McFadden. With respect to the other matters, the Corporation has received notice that it is the position of the NASD that the Corporation has violated NASD rules. The Corporation has retained outside counsel to defend its interests in these matters. To the extent that financial consequences are estimable and probable, the Corporation has provided an accrual for these matters. While the ultimate results of the Corporation's regulatory proceedings cannot be determined, management does not expect that the ultimate resolution of these matters will have a material adverse effect on the statements of financial condition of the Corporation.


END